03014220

SO 3/6/03

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SECURI[…] MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31296

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Ameritas Investment Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Ameritas Building, 5900 O Street, 4th Floor
(No. and Street)

Lincoln (City) NE (State) 68510-2234 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Ganshorn 402-467-7718
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1248 O Street, Suite 1040 (Address) Lincoln (City) Nebraska (State) 68508-1469 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. Giovanni swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameritas Investment Corp., as of December 31, 2002, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

President

Title

Notary Public

GENERAL NOTARY-State of Nebraska
SUSAN K. TOWNS
My Comm. Exp. June 24, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERITAS INVESTMENT CORP.

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
ENDED DECEMBER 31, 2002 AND 2001
AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

We have audited the following financial statements of Ameritas Investment Corp. (the Company) (a wholly owned subsidiary of AMAL Corporation) for the years ended December 31, 2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Investment Corp. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Ameritas Investment Corp. as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

Lincoln, Nebraska
February 24, 2003

AMERITAS INVESTMENT CORP.
STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2002	2001
ASSETS		
Cash and cash equivalents	$ 5,967,800	$ 6,543,068
Cash segregated under federal and other regulations	44,757	435,243
Clearing account deposit with broker/dealer	120,000	120,000
Accounts receivable:		
Affiliates	197,746	360,698
Commissions	389,083	209,631
Advisory fees-affiliates	187,817	323,869
Securities sold	1,133,944	818,679
Other	145,874	38,681
Securities owned:		
Marketable, at market value	57,663	540,435
Municipal warrants, at estimated fair value	1,467,610	1,093,363
Deferred income taxes	466,532	328,601
Income taxes receivable	-	240,347
Software, net of amortization of $502,609 and $457,868	137,707	80,013
Other assets	18,349	23,210
Total Assets	$ 10,334,882	$ 11,155,838
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable:		
Affiliates	$ 627,073	$ 1,074,635
Commissions	815,402	1,230,832
Subadvisory fees	182,862	316,970
Other	293,389	505,745
Accrued salary related expenses	1,404,101	1,170,350
Deferred underwriting revenue	152,855	-
Securities sold, not yet purchased, at market value	42,656	66,245
Income taxes payable	33,304	-
Total Liabilities	3,551,642	4,364,777
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock, par value $.10 per share; authorized 500,000 shares, issued and outstanding 209,900 shares	20,990	20,990
Additional paid-in capital	4,279,010	4,279,010
Retained earnings	2,483,240	2,491,061
Total Stockholder's Equity	6,783,240	6,791,061
Total Liabilities and Stockholder's Equity	$ 10,334,882	$ 11,155,838

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2002	2001
INCOME:		
Commissions-affiliates	$ 22,411,140	$ 27,652,386
Commissions	20,846,806	20,929,548
Underwriting income	6,284,668	5,392,825
Advisory fees	1,407,346	1,328,818
Service fees-affiliates	3,650,180	5,212,111
Investment income	480,576	409,115
Other income	549,526	250,859
	55,630,242	61,175,662
EXPENSES:		
Commissions-affiliates	21,836,759	26,477,562
Commissions	17,271,905	17,919,128
Clearing fees	879,543	1,087,552
Salary and salary related	5,162,821	4,205,304
Subadvisory fees-affiliates	268,367	270,512
Subadvisory fees	2,149,974	2,858,507
Communications	450,592	423,953
Occupancy and equipment rental	661,881	603,313
Service fees-affiliates	1,645,242	2,660,155
Training and registration	388,001	466,538
Travel and promotion	505,005	495,430
Other expenses	1,367,027	718,144
	52,587,117	58,186,098
Income before income taxes	3,043,125	2,989,564
Income taxes - current	1,188,877	1,132,843
Income taxes - deferred	(137,931)	(54,013)
	1,050,946	1,078,830
Net income	$ 1,992,179	$ 1,910,734

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
BALANCE, January 1, 2001	209,900	$ 20,990	$ 4,279,010	$ 2,380,327	$ 6,680,327
Dividends paid to parent AMAL Corporation, December 27, 2001	-	-	-	(1,800,000)	(1,800,000)
Net income	-	-	-	1,910,734	1,910,734
BALANCE, December 31, 2001	209,900	$ 20,990	$ 4,279,010	$ 2,491,061	$ 6,791,061
Dividends paid to parent AMAL Corporation, December 23, 2002	-	-	-	(2,000,000)	(2,000,000)
Net income	-	-	-	1,992,179	1,992,179
BALANCE, December 31, 2002	209,900	$ 20,990	$ 4,279,010	$ 2,483,240	$ 6,783,240

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2002	2001
OPERATING ACTIVITIES:		
Net Income	$ 1,992,179	$ 1,910,734
Adjustments to reconcile net income to net cash flows from operating activities:		
Amortization	44,741	84,229
Deferred income taxes	(137,931)	(54,013)
Change in assets and liabilities:		
Cash segregated under federal and other regulations	390,486	(81,670)
Accounts receivable	(302,906)	2,558,401
Securities owned, net	108,525	(361,856)
Income taxes receivable/payable	273,651	(327,424)
Other assets	4,861	36,616
Accounts payable	(1,209,456)	794,727
Accrued salary related expenses	233,751	268,361
Deferred underwriting revenue	152,855	-
Securities sold, not yet purchased, at market value	(23,589)	66,214
Net cash flows from operating activities	1,527,167	4,894,319
INVESTING ACTIVITIES:		
Purchase of software	(102,435)	(45,340)
FINANCING ACTIVITIES:		
Dividends paid to parent	(2,000,000)	(1,800,000)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(575,268)	3,048,979
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,543,068	3,494,089
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,967,800	$ 6,543,068
Supplemental cash flow information:		
Cash paid for income taxes	$ 915,226	$ 1,460,267

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Ameritas Investment Corp. (the Company) was incorporated December 29, 1983, and effective April 1, 1996 became a wholly owned subsidiary of AMAL Corporation, a holding company majority owned by Ameritas Life Insurance Corp. (ALIC), and minority owned by AmerUs Life Insurance Company (AmerUs) and starting in 2002, Acacia Life Insurance Company (Acacia Life), Acacia National Life Insurance Company (Acacia National), and Acacia Financial Corporation (AFCO). ALIC and Acacia Life are wholly owned subsidiaries of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of Ameritas Acacia Mutual Holding Company (AAMHC). The Company operates as a registered broker/dealer on a "fully disclosed basis" under an agreement with the Pershing Division of Donaldson, Lufkin & Jenerette Securities Corporation. The Company is a broker dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company generates commission income and advisory income from distributing products for affiliates. The Company also engages in underwriting municipal bonds. The Company is exempt from provisions of the Securities and Exchange Commission Rule 15c3-3.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as no such liabilities existed as of December 31, 2002 or 2001 or during the years then ended.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES TRANSACTIONS

All transactions with and for customers are made on a fully disclosed basis with a clearing broker/dealer or registered investment company which carries the accounts of such customers. Purchases and sales of securities and related commission revenue and expenses are recorded on a trade date basis.

UNDERWRITING INCOME

Underwriting income arises from security offerings in which the Company acts as an underwriter or agent. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

ADVISORY INCOME

Advisory fees are received monthly and are recognized as earned.

INCOME TAXES

The Company files a consolidated tax return with AMAL Corporation. Consolidated tax results are distributed as if filed on a separate return basis. Deferred income taxes are recognized for the differences in the tax basis of assets and liabilities and their financial reporting amounts based on the current enacted tax rates.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities purchased with a remaining maturity of less than three months to be cash equivalents.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

SECURITIES OWNED

Marketable securities are carried at market value determined using an independent pricing source and municipal warrants are valued at par which represents estimated fair value. Changes in value are included as investment income in the statements of operations.

SOFTWARE

Software is carried at cost less accumulated amortization. The Company provides for amortization using a straight-line basis over 3 years.

RECLASSIFICATIONS

Certain items on the prior year financial statements have been reclassified to conform to current year presentation.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. This cash principally represents amounts received from customers not yet remitted to registered investment companies.

3. SECURITIES OWNED

Securities owned consist of the following:

	Marketable at market value December 31		*Municipal warrants at estimated fair value December 31*	
	2002	2001	2002	2001
Municipal bonds	$ 57,605	$ 503,746	$ -	$ -
Equity Securities	58	36,689	-	-
Municipal warrants	-	-	1,467,610	1,093,363
Total securities owned	$ 57,663	$ 540,435	$ 1,467,610	$ 1,093,363

4. RELATED PARTY TRANSACTIONS

The Company acts as a distributor of variable life insurance and variable annuity policies for Ameritas Variable Life Insurance Company (AVLIC), an affiliate, First Ameritas Life Insurance Corp. of New York (FALIC), an affiliate and variable life insurance and variable and group annuity policies for ALIC. This commission activity is reflected on the statements of operations as Commissions-affiliates.

The Company is the underwriter for variable life insurance and variable annuity policies issued by AVLIC, FALIC and ALIC for which the Company collects a fee. In addition, the Company provides advisory services to the AVLIC Variable Insurance Trust. For this service the Company receives an advisory service fee and in turn the Company pays a sub-advisory fee to portfolio managers including a sub-advisory fee paid to Calvert Asset Management Company, Inc., an affiliate. The Company also pays an advisory service fee to Ameritas Investment Advisors, an affiliate. Fees collected are reflected as service fees-affiliates and fees paid as sub-advisory fees in the statements of operations.

4. RELATED PARTY TRANSACTIONS, (continued)

ALIC, AVLIC and AMAL Corporation provide support services including technical, legal, marketing and facilities to the Company through administrative service agreements. These fees are included in the statements of operations under expenses as Service fees-affiliates.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5. NET CAPITAL

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness). At December 31, 2002, the Company had net capital of $5,080,520 which was $4,830,520 in excess of required capital of $250,000. At December 31, 2001, the Company had net capital of $5,048,729 which was $4,762,161 in excess of its required capital of $286,568. At December 31, 2002 the Company's net capital ratio was .69 to 1 and at December 31, 2001 the Company's net capital ratio was .85 to 1.

6. BENEFIT PLANS

The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC. Pension costs include current service costs, which are accrued and funded on a current basis, and post service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets and liabilities of this plan are held by AHC. Total Company contributions for the years ended December 31, 2002 and 2001 were $7,448 and $11,495, respectively.

The Company's employees and agents participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries. Company matching contributions under the defined contribution plan range from 0.5% to 3% in 2002 and 2001. In addition, for eligible employees who are not Pension plan participants, the Company makes a contribution of 6.0% of the participants' compensation. Contributions by the Company to the defined contribution plan were $299,383 and $294,299 in 2002 and 2001, respectively.

The Company is also included in the post-retirement benefit plan providing group medical coverage to retired employees of AMAL Corporation and its subsidiaries. For employees eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For employees eligible for retirement after January 1, 2000, benefits will be provided up to the date when the employee becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. Benefit costs include the expected cost of post retirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. The assets and liabilities of this plan are not segregated. Total Company contributions were $40,911 and $29,576 for the years ended December 31, 2002 and 2001, respectively.

6. BENEFIT PLANS, (continued)

Expenses for the defined benefit plan and post retirement group medical plan are allocated to the Company based on the number of employees in AMAL Corporation and its subsidiaries. Benefit plan costs are included in the costs disclosed in Note 4.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2002 and 2001, the Company's deferred tax asset relates primarily to certain benefit programs of the Company. Gross deferred tax assets were $506,828 and $360,122 as of December 31, 2002 and 2001, respectively. Gross deferred tax liabilities were $40,296 and $31,521 as of December 31, 2002 and 2001, respectively.

8. COMMITMENTS AND CONTINGENCIES

From time to time, the Company and its subsidiaries are subject to various legal matters in the normal course of business. Management does not believe that the Company is party to any such pending litigation which would have a material adverse effect on its financial statements or future operations.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2002, had no material effect on the financial statements as of that date.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

In the normal course of business the Company's customer activities involve, principally through its clearing firm, various securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or clearing firm is unable to fulfill its contractual obligations.

AMERITAS INVESTMENT CORP.
SUPPLEMENTARY SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2002

Aggregate indebtedness	$	3,508,986
Stockholder's equity	$	6,783,240
Deduct:		
Non-allowable assets		1,602,794
"Haircut" on securities		99,926
		1,702,720
Net capital	$	5,080,520
Minimum capital (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$	250,000
Ratio of aggregate indebtedness to net capital		.69:1

Statement pursuant to paragraph (d) (4) of Rule 17a-5

There is no material difference between the computation of net capital and net capital required as presented herein and that reported by the Company in Part IIA of amended Form X-17A-5 as of December 31, 2002.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Ameritas Investment Corp.
Lincoln, Nebraska

In planning and performing our audit of the financial statements of Ameritas Investment Corp. (the Company) (a wholly owned subsidiary of AMAL Corporation) for the year ended December 31, 2002 (on which we have issued our report dated February 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

Lincoln, Nebraska
February 24, 2003